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                                   UWINK, INC.
                              12536 Beatrice Street
                              Los Angeles, CA 90066
                                 (310) 827-6900


                                 March 20, 2006

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

         RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 SEC FILE NO.: 333-119136
                  FILING DATE: SEPTEMBER 21, 2004
                  -------------------------------

To: Division of Corporation Finance:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting uWink, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on September 21, 2004 (the "Registration Statement"), as well as all exhibits and amendments thereto.

         The Registrant has determined that it is not now in its best interests or that of its shareholders to undertake this offering. No securities were sold in connection with the Registration Statement. The Registrant will respond to applicable questions from the Commission's outstanding comment letter dated October 20, 2004, on the Registrant's Form 10-KSB due March 31, 2006 and/or a soon to be filed Form SB-2 Registration Statement. The Registrant's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal. If you have any questions, please do not hesitate to contact our securities counsel, Mr. Peter Hogan, Esq. at Richardson & Patel LLP, (310) 208-1182.


                                                  Very truly yours,

                                                  UWINK, INC.
                                                  a Utah Corporation


                                                  /s/ Nolan K. Bushnell
                                                  ----------------------------
                                                  By: Nolan K. Bushnell
                                                  Its: Chief Executive Officer